Exhibit 3.8

ARTICLES OF AMENDMENT
TO THE
RESTATED ARTICLES OF INCORPORATION
OF
SEANERGY MARITIME HOLDINGS CORP.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

The undersigned, Stamatios Tsantanis, as the Chief Executive Officer of Seanergy Maritime Holdings Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certifies that:

1.	The name of the Corporation is: Seanergy Maritime Holdings Corp.

2.
The Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of January, 2008, were amended and restated in their entirety as of the 11th day of July, 2008, and were further amended as of the 17th day of July, 2009, the 22nd day of July, 2010, the 17th day of June, 2011, the 4th day of August, 2011, the 7th day of January 2016 and the 19th day of March 2019, restated in their entirety as of the 10th day of July 2019, and were amended as of the 29th day of June, 2020.

3.	Paragraph FOURTH of the Restated Articles of Incorporation is hereby deleted in its entirety and replaced with the following:

"FOURTH: The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is five hundred and twenty-five million (525,000,000) consisting of the following:

(I)	five hundred million (500,000,000) registered shares of common stock with a par value of US $0.0001 per share.

(2)
twenty-five million (25,000,000) registered shares of preferred stock ("preferred shares"), with a par value of US $0.0001 per share. The Board of Directors (the "Board") is expressly granted the authority to issue preferred shares and to establish such series of preferred shares and with such designations, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares and without further vote or action by the shareholders.

Effective with the commencement of business on February 16, 2023, the Company has effected a one-for-10 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued shares of common stock shall decrease from approximately 181,916,471 to approximately 18,191,647 as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares. The reverse stock split shall not change the number of registered shares of common stock the Corporation is authorized to issue or the par value of the common stock. The stated capital of the Corporation is hereby reduced from approximately $18,191.65 to approximately$ 1,819.16, as adjusted for the cancellation of the fractional shares and which may be further adjusted for the cancellation of fractional shares, and the amount of the reduction in stated capital shall be allocated to surplus."

4.	All of the other provisions of the Restated Articles of Incorporation shall remain unchanged.

5.
This amendment to the Restated Articles of Incorporation was approved by the affirmative vote of holders of common and preferred stock representing a majority of the voting rights of the Corporation at the Special Meeting of Shareholders of the Corporation held on February 7, 2023, and by the Corporation's Board of Directors on February 9, 2023.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Restated Articles of Incorporation on this 14th day of February, 2023.

/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer